UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

KYMERA THERAPEUTICS, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
501575104
(CUSIP Number)

Jonathan Biller
Vertex Pharmaceuticals Incorporated
50 Northern Avenue
Boston, Massachusetts 02210
(617) 341-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 1, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 501575104

1.	Name of Reporting Person Vertex Pharmaceuticals Incorporated
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person CO

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the common stock, par value $0.0001 per share (“Shares”), of Kymera Therapeutics, Inc., a Delaware corporation (“Issuer” or “Kymera”), and amends and supplements the initial statement on Schedule 13D filed on September 3, 2020 (as amended, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended by incorporating herein by reference the information set forth on the updated Schedule A attached hereto.

Item 5. Interest in Securities of Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) As of the date hereof, Vertex does not beneficially own any Shares. To the knowledge of Vertex, no director or executive officer of Vertex beneficially owns any Shares.

(b) Not applicable.

(c) On June 1, 2023, Vertex sold 3,533,899 Shares in a block trade to a third party financial institution at a price of $26.92 per share. Except for the transactions described in this Amendment No. 1, Vertex has not entered into any transactions in the Shares during the past sixty days.

(d) Not applicable.

(e) As of June 1, 2023, Vertex ceased to beneficially own more than five percent of the outstanding Shares.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VERTEX PHARMACEUTICALS INCORPORATED

By:	/s/ Jonathan Biller
Name: Jonathan Biller
Title: EVP and Chief Legal Officer

Date: June 5, 2023

[Signature Page to Schedule 13D/A]

SCHEDULE A

The name, business address and present principal occupation or employment of each of the directors and executive officers of Vertex are set forth below. The business address of each director and executive officer is c/o Vertex Pharmaceuticals Incorporated, 50 Northern Avenue, Boston, Massachusetts 02210. Each director and executive officer is a citizen of the United States, except for Dr. Bozic who is a citizen of Canada. Mr. Arbuckle is also a citizen of the United Kingdom and Dr. Sanna is also a citizen of Italy.

Name	Present Principal Occupation or Employment
Jeffrey M. Leiden	Director of Vertex Executive Chairman of Vertex
Reshma Kewalramani	Director of Vertex Chief Executive Officer and President of Vertex
Sangeeta N. Bhatia	Director of Vertex John J. and Dorothy Wilson Professor of Engineering at the Massachusetts Institute of Technology
Lloyd Carney	Director of Vertex
Alan Garber	Director of Vertex Provost of Harvard University
Terrence C. Kearney	Director of Vertex
Diana McKenzie	Director of Vertex
Bruce I. Sachs	Director of Vertex General Partner at Charles River Ventures
Suketu (Suky) Upadhyay	Director of Vertex Executive Vice President and Chief Financial Officer of Zimmer Biomet
David Altshuler	EVP, Global Research and Chief Scientific Officer of Vertex
Stuart Arbuckle	EVP and Chief Operating Officer of Vertex
Jonathan Biller	EVP and Chief Legal Officer of Vertex
Carmen Bozic	EVP, Global Medicines Development and Medical Affairs and Chief Medical Officer of Vertex
Amit Sachdev	EVP and Chief Patient Officer of Vertex
Bastiano Sanna	EVP and Chief of Cell and Genetic Therapies of Vertex
Nia Tatsis	EVP and Chief Regulatory and Quality Officer of Vertex
Charles Wagner	EVP and Chief Financial Officer of Vertex